Exhibit 99.1
4300 Wildwood Parkway
Atlanta, GA  30339
1-888-502-BLUE
www.BlueLinxCo.com

BlueLinx Contact Information:
Susan O’Farrell, SVP, CFO & Treasurer                        Natalie Poulos, Investor Relations
BlueLinx Holdings Inc.                                BlueLinx Holdings Inc.
(770) 953-7000                                    (770) 953-7522
investor.relations@bluelinxco.com

FOR IMMEDIATE RELEASE

BLUELINX ANNOUNCES FOURTH-QUARTER AND FULL-YEAR RESULTS
- Successfully Completed Loan Extensions -
- Best Fourth Quarter of Adjusted EBITDA since 2006 -
- Adjusted EBITDA of $4.2 million, Up 121% from Q4 2014 -
- Net Debt Down $23.6 million from Prior Year-End -

ATLANTA - March 28, 2016 - BlueLinx Holdings Inc. (NYSE:BXC), a leading distributor of building products in North America, today reported financial results for the fiscal fourth quarter and audited financial results for the fiscal year-ended January 2, 2016.

Fourth Quarter and Fiscal Year Financial Highlights

•	Adjusted EBITDA of $4.2 million, an increase of 121% from prior year quarter

•	Gross margin up 105 basis points from prior year quarter

•	Net debt down $23.6 million from prior year-end

“We are pleased to announce that we successfully completed the extension of our CMBS mortgage and ABL and Tranche A loans simultaneously, extending our mortgage for three years and our ABL and Tranche A loans through July 15, 2017. This is the first step in significantly reducing the Company’s financial leverage and enabling us to quickly monetize our real estate portfolio while we continue our working capital emphasis,” said Mitch Lewis, President and Chief Executive Officer.
Lewis continued, “Our fourth quarter results reflect the momentum we began to enjoy last year with our gross margin and profitability initiatives. Our emphasis on enhancing margins while maintaining our focus on managing the Company’s expenses contributed to this improved performance.”
Susan O’Farrell, Senior Vice President and Chief Financial Officer added, “As mentioned last week on our earnings call, we are encouraged that our working capital initiatives drove a year-end cash utilization improvement of $52.2 million from full year fiscal year 2014. In 2015, we generated $39.9 million in cash from operations versus cash used of $12.3 million from operations in 2014. Additionally, net debt was reduced by $23.6 million for the 2015 year-end when compared to the same period a year ago, decreasing both our mortgage and asset-based revolving credit balances.”

Fourth Quarter Results Compared to Prior Year Period
Revenues for the fiscal fourth quarter were $428.2 million, a decrease of 5.7% from 2014 levels. Prices for structural products were down 12%, led mostly by lumber price declines, while lumber unit volumes were up 6%. Unit volumes for our specialty lumber and siding categories increased approximately 26% and 5%, respectively. Gross margin in fiscal fourth quarter 2015 was 12.0%, an increase of 105 basis points from fiscal fourth quarter 2014 and gross profit in fiscal fourth quarter 2015 was $51.5 million, versus $49.8 million in fiscal fourth quarter 2014.

Selling, general and administrative costs were reduced by $2.8 million year over year primarily in fuel, payroll related expense categories, and other expenses. The Company recorded a net loss of $6.1 million for fiscal fourth quarter 2015 compared to a net loss of $7.6 million for fiscal fourth quarter 2014, an increase in net income of $1.5 million. Adjusted EBITDA for the fiscal fourth quarter 2015 was $4.2 million, versus Adjusted EBITDA of $1.9 million for the same period a year ago.

Full Year Fiscal 2015 Financial Results Compared to Prior Year
The Company reported revenues for fiscal 2015 of $1,916.6 million, a decline of $62.8 million, or 3%, on a comparable basis to $1,979.4 million in fiscal 2014. Gross profit for the twelve months ended January 2, 2016, totaled $222.5 million, compared to $229.1 million for the fiscal year ended January 3, 2015, while gross margin remained flat year over year at 11.6%.

Operating expenses were reduced by $9.9 million year over year, mainly driven by the reduction in selling, general and administrative costs of $15.4 million, offset by a gain on property sales in 2014 of $5.3 million. The Company recorded a net loss of $11.6 million, $(0.13) per basic and diluted share, in fiscal 2015 compared to a net loss of $13.9 million, $(0.16) per basic and diluted share, in fiscal 2014, an improvement in net income of $2.3 million. Adjusted EBITDA for fiscal 2015 was $24.8 million, versus Adjusted EBITDA of $24.6 million for the fiscal year 2014.

Liquidity and Capital Resources
As of January 2, 2016, the Company had $52.6 million of excess availability under its asset-based revolving credit facilities, based on qualifying inventory and receivables.

Use of Non-GAAP Measures
BlueLinx reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company also believes that presentation of certain non-GAAP measures, i.e., results excluding certain charges or other nonrecurring events, when appropriate, provides useful information for the understanding of its ongoing operations and enables investors to focus on period-over-period operating performance, without the impact of significant special items, and thereby enhances the user's overall understanding of the Company's current financial performance relative to past performance and provides a better baseline for modeling future earnings expectations. Any non-GAAP measures used herein are reconciled in the financial tables accompanying this news release. The Company cautions that non-GAAP measures should be considered in addition to, but not as a substitute for, the Company’s reported GAAP results.

Adjusted EBITDA is a non-GAAP measure that management uses to evaluate the performance of the Company. Adjusted EBITDA, as we define it, is an amount equal to net income (loss) plus interest expense and related items, income taxes, stock compensation, depreciation and amortization, further adjusted to exclude other non-cash items and certain other adjustments. Adjusted EBITDA is presented herein because we believe it is a useful supplement to cash flow from operations in understanding cash flows generated from operations that are available for debt service (interest and principal payments) and further investment in acquisitions. However, Adjusted EBITDA is not a presentation made in accordance with GAAP, and is not intended to present a superior measure of the financial condition from those determined under GAAP.

About BlueLinx Holdings Inc.
BlueLinx Holdings Inc., operating through its wholly owned subsidiary BlueLinx Corporation, is a leading distributor of building products in North America. The Company is headquartered in Atlanta, Georgia and operates its distribution business through its network of 44 distribution centers. BlueLinx is traded on the New York Stock Exchange under the symbol BXC. Additional information about BlueLinx can be found on its website at www.BlueLinxCo.com.

Forward-looking Statements
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to our ability to return to profitability, and our guidance regarding anticipated financial results. All of these forward-looking statements are based on estimates and assumptions made by our management that, although believed by BlueLinx to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of BlueLinx’s control that may cause its business, strategy or actual results to differ materially from the forward-looking statements. These risks and uncertainties may include, among other things: changes in the prices, supply and/or demand for products that it distributes, general economic and business conditions in the United States; the activities of competitors; changes in significant operating expenses; changes in the availability of capital and interest rates; adverse weather patterns or conditions; acts of cyber intrusion; variations in the performance of the financial markets, including the credit markets; and other factors described in the “Risk Factors” section in the Company’s Annual Report on Form 10-K for the year ended January 2, 2016, and in its periodic reports filed with the Securities and Exchange Commission from time to time. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. BlueLinx undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, and changes in expectation or otherwise, except as required by law.

- Tables to Follow -

BLUELINX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended January 2, 2016	Three Months Ended January 3, 2015	Fiscal Year Ended January 2, 2016	Fiscal Year Ended January 3, 2015
	(unaudited)
Net sales	$428,150	$454,110	$1,916,585	$1,979,393
Cost of sales	376,681	404,295	1,694,113	1,750,289
Gross profit	51,469	49,815	222,472	229,104
Operating expenses:
Selling, general, and administrative	45,324	48,088	195,941	211,346
Gains from sales of property	—	—	—	(5,251)
Depreciation and amortization	2,586	2,297	9,741	9,473
Total operating expenses	47,910	50,385	205,682	215,568
Operating income (loss)	3,559	(570)	16,790	13,536
Non-operating expenses:
Interest expense	6,984	6,681	27,342	26,771
Other expense, net	221	12	871	325
Loss before provision for (benefit from) income taxes	(3,646)	(7,263)	(11,423)	(13,560)
Provision for (benefit from) income taxes	2,417	377	153	312
Net loss	$(6,063)	$(7,640)	$(11,576)	$(13,872)

Basic and diluted weighted average number of common shares outstanding	87,745	86,545	87,500	86,001
Basic and diluted net loss per share applicable to common shares outstanding	$(0.07)	$(0.09)	$(0.13)	$(0.16)

BLUELINX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	January 2, 2016	January 3, 2015
	(In thousands, except share data)
ASSETS
Current assets:
Cash	$4,808	$4,522
Receivables, less allowances of $3,167 in fiscal 2015 and $3,112 in fiscal 2014	138,545	144,537
Inventories, net	226,660	242,546
Other current assets	32,011	23,289
Total current assets	402,024	414,894
Property and equipment:
Land and improvements	40,108	41,095
Buildings	89,006	90,161
Machinery and equipment	79,173	77,279
Construction in progress	255	1,188
Property and equipment, at cost	208,542	209,723
Accumulated depreciation	(106,966)	(104,456)
Property and equipment, net	101,576	105,267
Other non-current assets	9,542	15,804
Total assets	$513,142	$535,965
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$88,087	$67,291
Bank overdrafts	17,287	27,280
Accrued compensation	4,165	5,643
Current maturities of long-term debt	6,611	2,679
Other current liabilities	14,023	14,349
Total current liabilities	130,173	117,242
Non-current liabilities:
Long-term debt	377,773	400,257
Pension benefit obligation	36,791	41,763
Other non-current liabilities	14,301	12,729
Total liabilities	559,038	571,991
STOCKHOLDERS’ DEFICIT
Common Stock, $0.01 par value, Authorized - 200,000,000 shares, Issued - 89,438,466 and 88,748,638 respectively	894	888
Additional paid-in capital	255,100	253,051
Accumulated other comprehensive loss	(34,774)	(34,425)
Accumulated deficit	(267,116)	(255,540)
Total stockholders’ deficit	(45,896)	(36,026)
Total liabilities and stockholders’ deficit	$513,142	$535,965

BLUELINX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended January 2, 2016	Fiscal Year Ended January 3, 2015

Cash flows from operating activities:
Net loss	$(11,576)	$(13,872)
Adjustments to reconcile net loss to cash provided by (used in) operations:
Depreciation and amortization	9,741	9,473
Amortization of debt issuance costs	2,990	3,156
Gain from sale of assets	—	(5,251)
Severance charges	1,432	2,067
Pension expense	730	901
Share-based compensation	1,827	3,840
Other	(1,968)	(148)
Changes in operating assets and liabilities:
Accounts receivable	5,992	5,760
Inventories	15,886	(18,966)
Accounts payable	20,796	7,026
Prepaid assets	2,919	(942)
Quarterly pension contributions	(4,634)	(4,676)
Payments on restructuring liability	(726)	(2,805)
Other assets and liabilities	(3,482)	2,136
Net cash provided by (used in) operating activities	39,927	(12,301)
Cash flows from investing activities:
Property and equipment investments	(1,561)	(3,016)
Proceeds from disposition of assets	760	7,368
Net cash (used in) provided by investing activities	(801)	4,352
Cash flows from financing activities:
Repurchase of shares to satisfy employee tax withholdings	(459)	(957)
Repayments on revolving credit facilities	(421,045)	(476,473)
Borrowings from revolving credit facilities	409,009	494,794
Principal payments on mortgage	(9,523)	(9,220)
Payments on capital lease obligations	(3,743)	(2,228)
(Decrease) increase in bank overdrafts	(9,993)	7,902
Decrease in restricted cash related to the mortgage	(3,052)	(6,066)
Other	(34)	(315)
Net cash (used in) provided by financing activities	(38,840)	7,437
Increase (decrease) in cash	286	(512)
Cash, beginning of period	4,522	5,034
Cash, end of period	$4,808	$4,522

Supplemental Cash Flow Information
Net income tax payments during the period	$693	$210
Interest paid during the period	$23,775	$23,147
Noncash transactions:
Equipment under capital leases	$5,075	$1,108

BLUELINX HOLDINGS INC.
RECONCILIATION OF NET LOSS TO NON-GAAP ADJUSTED EBITDA
(In thousands)
(Unaudited)

	Fiscal Q4 2015	Fiscal Q4 2014	Fiscal 2015 YTD	Fiscal 2014 YTD
Net loss	$(6,063)	$(7,640)	$(11,576)	$(13,872)
Adjustments:
Depreciation and amortization	2,586	2,297	9,741	9,473
Interest expense	6,984	6,681	27,342	26,771
Provision for income taxes	2,417	377	153	312
Gain from the sale of property	—	—	—	(5,251)
Share-based compensation expense, excluding restructuring	537	579	2,051	2,351
Restructuring, severance, debt fees, and other	(2,308)	(434)	(2,903)	4,799
Adjusted EBITDA	$4,153	$1,860	$24,808	$24,583